WELLINGTON GLOBAL MULTI-STRATEGY FUND

AMENDED AND RESTATED MULTIPLE CLASS PLAN

February 27, 2026

WHEREAS, Wellington Global Multi-Strategy Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Fund has been granted exemptive relief by the Securities and Exchange Commission to permit the Fund to offer multiple classes of shares (the “Exemptive Relief”); and

WHEREAS, upon being granted the Exemptive Relief, the Fund became subject to Rule 18f-3 (“Rule 18f-3”) under the 1940 Act, as if it were an open-end management investment company.

NOW, THEREFORE, the Fund hereby adopts this amended and restated multiple class plan pursuant to Rule 18f-3 (the “Plan”).

The provisions of the Plan are:

A.	General Description of Classes

As of the effective date of the Plan as set forth above, the Fund will offer three (3) classes of shares of beneficial interest: Class A Shares, Class I Shares and Class M Shares. In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Shareholder Services Plan (the “12b-1 Plan”) under which shares of one or more classes are subject to a distribution or shareholder servicing fee (the “12b-1 Fees”). A general description of the fees applicable to each class of shares is set forth below.

1. Class A. Class A Shares are not subject to a front-end sales charge but are subject to a shareholder servicing fee of up to 0.25% per year of the Fund’s average daily net assets attributable to Class A Shares under the 12b-1 Plan. Class A Shares generally require a minimum initial investment of $50,000 and a minimum subsequent investment of $10,000.

2. Class I. Class I Shares are not subject to a front-end sales charge. Class I Shares are not subject to a distribution or shareholder servicing fee under the 12b-1 Plan. Class I Shares generally require a minimum initial investment of $50,000 with no minimum subsequent investment.

3. Class M. Class M Shares are not subject to a front-end sales charge but are subject to a distribution fee at an annual rate of 0.75% of the Fund’s average daily net assets attributable to Class M Shares under the 12b-1 Plan. Class M Shares generally require a minimum initial investment of $50,000 and a minimum subsequent investment of $10,000.

Each class of shares of the Fund also pays 0.50% (the “Administrator”) fees for supervisory and administrative services (“Supervisory and Administrative Fees”) pursuant to a Supervision and Administration Agreement with the Fund (the “Supervision and Administration Agreement”). Under the Supervision and Administration Agreement, the Administrator provides or procures administrative and other services such as audit, custody, transfer agency, accounting, legal and printing services. The Supervisory and Administrative Fee rates payable by each class of shares are set forth in the Fund’s prospectus.

B.	Expense Allocation of Each Class

Class A and Class M Shares pay the expenses associated with their different distribution and shareholder servicing arrangements. All classes pay their respective Supervisory and Administrative Fees. Each class of shares may, at the discretion of the Fund’s Board of Trustees (“Trustees”), also pay a different share of other expenses (together with 12b-1 Fees and Supervisory and Administrative Fees, “Class Expenses”), not including advisory fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount by that class, or if the class received services of a different kind or to a different degree than other classes.

All expenses incurred by the Fund, other than Class Expenses, shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund. Class Expenses shall be allocated to the particular class to which they are attributable.

Certain expenses may be allocated differently if their method of imposition changes. Thus, if a Class Expense can no longer be attributed to a class, it will be charged to the Fund for allocation among classes, as determined by the Trustees. Any additional Class Expenses not specifically identified above which are subsequently identified and determined to be properly allocated to one class of shares shall not be so allocated until approved by the Trustees in light of the requirements of the 1940 Act and the Internal Revenue Code of 1986, as amended.

The Fund reserves the right to utilize any other appropriate method to allocate expenses among the classes, including those specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the Trustees who are not considered “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”) determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

C.	Voting Rights

Each share of the Fund entitles the shareholder of record to one vote.  Shareholders of each class will vote separately as a class to approve any material increase in payments applicable to each class authorized under the 12b-1 Plan and on other matters for which class voting is required under applicable law. In addition, each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

D.	Exchanges

A class of shares of the Fund may be exchanged without payment of any exchange fee for another class of shares of the Fund at their respective net asset values, to the extent provided in the Fund’s prospectus.

E.	Waivers and Reimbursements

Fees and expenses may be waived or reimbursed by the Fund’s investment adviser or any other service provider. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

F.	Income, Gains and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund reserves the right to utilize any other appropriate method to allocate income and realized and unrealized capital gains and losses among the classes, including those specified in Rule 18f-3(c)(1), provided that a majority of the Trustees and a majority of the Independent Trustees determine that the method is fair to the shareholders of each class and that the annualized rate of return of each class will generally differ from that of the other classes only by the expense differentials among the classes.

G.	Dividends

Dividends paid by the Fund, with respect to its classes of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of shares will be borne exclusively by that class.

H.	Class Designation

Subject to approval by the Trustees, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

I.	Additional Information

This Plan is qualified by and subject to the terms of the then-current prospectus and Statement of Additional Information for the applicable classes; provided, however, that none of the terms set forth in any such prospectus and Statement of Additional Information shall be inconsistent with the terms of the classes contained in this Plan.

J.	Effective Date

This Plan is effective upon the date set forth above, provided that this Plan shall not become effective with respect to the Fund or a class of shares of the Fund unless first approved by a majority of the Trustees, including a majority of the Independent Trustees. This Plan may be terminated or amended at any time with respect to the Fund or a class of shares thereof by a majority of the Independent Trustees.